Exhibit 99.1

PRESS RELEASE

MeaTech Announces Pricing of $25.0 Million U.S.
Initial Public Offering of American Depositary Shares
and Approval to List on Nasdaq Capital Market

Ness Ziona, Israel, March  12, 2021 – MeaTech 3D Ltd. ("MeaTech"), a technology company focused on developing and out-licensing its proprietary three-dimensional printing technology, biotechnology processes and customizable manufacturing processes to food processing and food retail companies seeking to manufacture proteins without the need for animal slaughter, today announced the pricing of its previously announced initial public offering of 2,427,185 American Depositary Shares ("ADSs"), each ADS representing 10 of its ordinary shares, at an initial public offering price of $10.30 per ADS, for gross proceeds of approximately $25.0 million. In addition, MeaTech has granted the underwriter a 30-day option to purchase up to an additional 364,077 ADSs at the initial public offering price, less underwriting discounts and commissions. MeaTech ADSs have been approved for listing on the Nasdaq Capital Market and are expected to begin trading on March 12, 2021 under the ticker symbol "MITC."

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

All ADSs to be sold in the offering are being offered by MeaTech. The offering is expected to close on or about March 16, 2021, subject to the satisfaction of customary closing conditions.

MeaTech expects to receive net proceeds from this offering of approximately $21.9 million, or approximately $25.4 million if the underwriter exercises its option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by MeaTech. MeaTech intends to use the net proceeds from this offering to advance its program to develop commercial technologies to manufacture alternative foods, including potential acquisitions of other companies whose technologies are complementary or synergistic to its own, and for general corporate purposes, including working capital requirements.

A registration statement relating to the ADSs being sold in this offering has been filed with the Securities and Exchange Commission (the "SEC") and was declared effective on March 11, 2021. The offering is being made only by means of a prospectus. Copies of the final prospectus relating to the initial public offering may be obtained, when available, for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, electronic copies of the final prospectus, when available, may be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (646) 975-6996, or by email to placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state or jurisdiction.

About MeaTech

MeaTech was founded in 2018 with the aim of developing proprietary three-dimensional printing technology, biotechnology processes and customizable manufacturing processes to food processing and food retail companies seeking to manufacture proteins without the need for animal slaughter. MeaTech is developing a novel, proprietary three-dimensional bioprinter to deposit layers of differentiated stem cells, scaffolding, and cell nutrients in a three-dimensional form of structured cultured meat, often called "clean meat" or "cultured meat."

Forward-Looking Statements

This press release contains forward-looking statements, including with respect to the expected closing of MeaTech's proposed U.S. initial public offering and use of proceeds. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including market and other conditions and that the conditions to the closing of the initial public offering may not be satisfied. MeaTech undertakes no obligation to update any such forward-looking statements after the date hereof to conform to actual results or changes in expectations, except as required by law.

For more information, please contact:

Rainier Communications
Alan Rainier
Tel: 508-577-6635
Email: alanryan@rainierco.com